========================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        450 Fifth Street, N.W.
                      Washington, D. C.   20549
                 ----------------------------------

                           FORM 10-SB/A-1
             General Form for Registration of Securities

                 Pursuant to Section 12(b) or (g) of
                 The Securities Exchange Act of 1934


                      Tsunami Media Corporation
        (Exact name of registrant as specific in its charter)

Texas                                   74-2895648
(State of Incorporation)                (I.R.S. Employer Identification
                                        No.)

                    1902G - 11th Street Southeast
                         Calgary, Alberta
                           Canada T2G 3G2
       (Address of executive offices, including postal code)


Registrant's telephone number:       (403) 537-5715

Copies to:                           Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                    Suite 503
                                   Spokane, Washington   99201

  Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
-----------------------------------------------------------------
                          (Title of Class)

  Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)

=======================================================================

                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     TSUNAMI MEDIA CORPORATION (the "Company") is a development stage enterprise formed under the laws of the State of Texas on September 10, 1998. The Company was originally formed for the purpose of selling drive through coffee services. The Company was unable to initiate its business operations for the drive through coffee services and in February 2000 changed its principal business purpose to the development and promotion of interactive full motion video games and movies using an advertising revenue model for use in the Digital Video Disk ("DVD") market. On February 19, 2000, the Company acquired 100% of the outstanding shares of Common Stock of Tsunami Media Corp., a Delaware corporation ("TMC") in exchange for 13,003,513 restricted shares of Common Stock of the Company's common stock. TMC was incorporated in Delaware in 1999 for the purpose of developing and promoting interactive full motion video advertising running at television quality and speed delivered to highly targeted consumers via the Internet. TMC provides their consumers with full motion, television quality interactive video games that while being played allows TMC the opportunity to download the video advertisements.

The Advertising Model

     The purpose of providing interactive game content is to create a medium that the Company can then use to "SINGLECAST" full motion video advertisements to network players. Advertisements are targeted based on the individual demographic profiles provided by the players. Players provide profiles so that they can earn points while playing the game. At the conclusion of each game the player is brought to a web page that shows links to the advertiser's web sites as well as a number of survey questions. Players that interact with these web sites or answer survey questions earn additional points. Points can be redeemed for prizes provided by the advertisers and sponsors or they can accumulate points to qualify for proposed annual tournament and compete for a proposed first prize of $1,000,000. Players that do not wish to provide profile information may still play but will not earn points for playing.

How it works

     Games are distributed on DVD (digital video disc). As such each player has all of the game film required during the game. Players connect to each other through a common web site. The game server receives the player's play selection and decides what play clip needs to be shown. The play clip number along with an instruction to tell the player's DVD drive to play it is then sent back to each player. The data transmissions required to accomplish these tasks are extremely small. This allows the game server to use the balance of the bandwidth to transmit the video commercials to the players while they are playing the game.

The Games

     The Company has completed development of its first interactive web based game named Quick Strike Football (QSF). QSF is a full motion (not animation but television quality video) video game.

Quick Strike (QSF) - "you be the Coach"

     QSF was filmed using 120 professional football players. Over 5,000 plays were filmed and edited with crowd shots, cheerleaders, sideline staff, and voice-over color commentating by professional game announcers. QSF is the world's first real video, fully interactive, multi-player, web enabled game. As in an actual football game players make offensive or defensive play decisions and move the ball up and down the field. Just like a televised game whenever there is a ball turnover, touchdown, time out, 2 minute warning, or end of a quarter a single 15-second commercial is shown and then the game resumes. Commercials are targeted based on each users demographic profile and are humorous in nature. By making the commercials humorous they become a part of the total entertainment experience.

INTERACTIVE MOVIES

Silent Steel

     The Company believes that Silent Steel is the world's first interactive motion picture designed for DVD. The game is approximately 2 hours and 14 minutes long, and is a game of strategy in which the player directs the "movie" events, by selecting one of three possible responses, as a command decision.

     In Silent Steel the player is the captain of a submarine, which is engaged in a one-on-one altercation with any enemy submarine. During the game, events occur that require the captain to make decisions. Three decisions are available for each event. The decisions made by the captain lead to different outcomes, which ultimately result in the sinking of the enemy submarine or the destruction of the captain's submarine.

     The algorithm used to create Silent Steel is proprietary and generates a script designed for multiple outcomes.

     Silent Steel is designed for interactive play, and the Company has also placed advertising through the use of timely commercials.

Animated Adventure Games

     In addition to the foregoing filmed games, the Company owns nine animated action games.

Manufacturing

     The games are placed on DVD disks for insertion in a computer. The Company intends to contract with third parties for the manufacture of the DVD disks for the games. As of the date hereof, the Company has not entered into any contracts with any manufacturers, and there is no assurance that the Company will enter into any contracts with any manufacturers in the future. There are, however, a number of manufacturers who are capable of producing the games. The Company intends to distribute its games directly through Original Equipment Manufacturers and on its own web site as well as other "hosting" sites such as The Football Network.

Sales and Marketing

     The Company distributes its games via bundling and promotional campaigns through Original Equipment Manufacturers (OEM's), video rental outlets, various web sites, and sports equipment manufacturers and sellers. The Company has designed its first sports title so that it is distributed in several game sets. The first game set is provided free of charge to the players through the above mentioned promotional opportunities. Subsequent game sets (additional plays) can be purchased through the web sites hosting the game or through the Company's web site.

     The Company has produced a broadcast quality commercial for QSF and intends to air this commercial during the launch of the 2000 NFL football season. The Company will also use trade magazines, sports and related publications to promote its game to the mass market. The Company has
designed a web site to promote its games.   As of the date hereof, the
Company has initiated the marketing of its games and has established distribution, advertising and hosting agreements.

Hosting of the Games

     The Company has secured hosting rights with an established Web Portal site that is dedicated to serving information and statistics to football fans on a non-exclusive basis. The Company will seek to secure additional sports related portals. This element of the Company's business model conserves capital as the Company does not need to establish and maintain expensive Internet server farms as its hosting partners have already done so.

Patents and Copyrights

     Currently, the Company is in possession of the following :

     Patents:

     Router Algorithm, Serial Number: 09/140,485 (under application)

     Copyrights:

     Return to Ringworld -  (PA680809) Audiovisual work
     Ringworld: Revenge of the Patriarch - (PA680811) Audiovisual work Blue Force - (PA680810) Audiovisual Work
     Tsunami Wave Design Logo - (VA726516) *note that this is old logo

     Trademarks:

     a)   Registered Marks:

     Tsunami  and Wave Design - registered (U.S.) (Reg. No. 1,791,731)

     b)   Common Law Marks

     Singlecasting - under application (Can and U.S.)
     QSFL - under application (Can and U.S.)
     QUICK STRIKE - under application (Can and U.S.)
     Silent Steel - by usage
     Wacky Funsters - by usage
     Geekwad  - by usage
     Revenge of the Patriarch  -  by usage
     Return to Ringworld  - by usage
     Man Enough - by usage
     Blue Force - by usage
     Flash Traffic: City of Angels - by usage
     Free Enterprise - by usage
     Protostar - War on the Frontier - by usage
     First Wave Collection - by usage
     Games of the Galaxy - by usage

Competition

     While the Company believes it is the first to deliver a full motion, interactive, video title it does competes with many other corporations which manufacture, develop and market animated computer games, most of which have significantly more financial resources than the Company. There are twenty-two DVD games in the market place at this time, all of which are animated products. The Company believes that it has the only DVD full motion game product in the marketplace at this time.

Obligations to Sports Active Television Network, Inc.

     On June 9, 1999, the Company purchased from an unrelated entity, a note receivable from Sport Active Television Network, Inc. in the amount of $412,655. The purchase price for the loan and security was $60,729 and 200,000 shares of common stock.

     On December 14, 1999, the Company purchased from an unrelated entity, trade debts of Sport Active Television Network, Inc. in the amount of approximately $1,405,145. The purchase price for the trade debt was $33,738 and 200,000 shares of common stock.

     During the year ended March 31, 2000, the Company purchased from various individuals and companies, debentures receivable from Sport Active Television Network, Inc. in the amount of $1,631,361. The debentures were purchased by issuing one share of common stock for every $1.72 of principal value of each respective debenture or 948,800 shares of common stock.

Company's Office

     The Company's Registered Office is located at 1901 Red Fox, Austin, Texas 78734.The Company's current business offices are located at 1902G - 11th Street Southeast, Calgary, Alberta, Canada T2G 3G2. The Company's telephone number is (403) 537-5715. The Company leases the foregoing offices from THEM Property Management Ltd pursuant to a written sub-lease for the term of 45 months. The lease began on November 1, 1999 and terminates on July 31, 2003. The monthly lease payment is for base rent is $2,214 until July 31, 2000 and increases to $2,530 for the remainder of the lease.

Subsidiary Corporations

     The Company has one subsidiary corporation, Tsunami Media
Corporation, a Delaware corporation ("TMC"). TMC has one subsidiary corporation, Tsunami Media Corporation, an Alberta corporation ("Tsunami Alberta").

Employees, Officers and Directors

     The Company has a staff of nine including three officers, two of whom are directors.

Risk Factors

     1. No Operating History and Revenues. The Company is recently formed and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will ultimately prove successful. If the Company's plans prove to be unsuccessful, the investors may lose all or a substantial part of their investment.

     2. Burden on Investors. The financial risk of the Company's proposed activities will be borne primarily by the Company's investors.

     3. Lack of Market Research. The Company has conducted research on the need and market for its ability to target consumers with a full motion 30 frames per second (television quality) commercial while engaged in the playing of an interactive sports game. The Company has conducted research in to the various advertising mediums, interactive web based games, games and products combining an interactive feature of targeted advertising and the forecast of DVD based products. The Company has not engaged other entities to conduct market research such that management has assurance market demand exists for the business contemplated by the Company.

     4. Lack of Key Man Insurance. The Company has not obtained key man life insurance on the lives of any of the officers or directors of the Company. The death or unavailability of one or all of the officers or directors of the Company could have a material adverse impact on the operation of the Company.

     5. No Insurance Coverage. The Company, like other companies in its industry, is finding it difficult to obtain adequate insurance coverage against possible liabilities that may be incurred in conducting its business activities. At present, the Company has not secured any liability insurance. The Company has potential liability from its general business activities, and accordingly, it could be rendered insolvent by a serious error or omission.

     6. Uninsured Risks. The Company may not be insured against all losses or liabilities, which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     7. Need for Subsequent Funding. The Company believes it will need to raise additional funds in order to maintain its operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities.

     8. Need for Additional Key Personnel. At the present, the Company has five full-time employees and four consultants. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected.
     9. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day to day affairs of the Company, and upon its Directors, some of whom are engaged in other activities, and will devote full time to the Company's activities. The President will devote 100% of his time to the operation of the day to day affairs of the Company, the Chief Operations Officer will devote 100% of his time to the operation of the day to day affairs to the Company and the Chief Financial Officer and Secretary/Treasurer will devote 100% of his time to the operation of the day to day affairs to the Company. Accordingly, while the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. As of the date hereof, the Company does have commitments regarding its proposed operations, however there can be no assurance that any commitments will be forthcoming in generating revenues.

     10. Issuance of Additional Units. Approximately 81,972,687 shares of Common Stock or 82% of the 100,000,000 authorized Shares of Common Stock of the Company will remain unissued even if all Units offered hereby are sold. The Board of Directors has the power to issue such shares of Common Stock, subject to shareholder approval, in some instances. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares of Common Stock to other persons, the Company may in the future attempt to issue shares of Common Stock to acquire products, equipment or properties, or for other corporate purposes.

     11. Non-Arm's Length Transaction. The number of shares of Common Stock issued to present shareholders of the Company for property and services was arbitrarily determined and may not be considered the product of arm's length transactions.

     12. Indemnification of Officers and Directors for Securities Liabilities. The Articles of Incorporation of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Texas Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     13. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company.

     14. No Public Market for Securities. At present, no public market exists for the Company's securities and there is no assurance that a trading market will develop. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     15. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. The shareholders may be further diluted in their percentage ownership of the Company in the event the Company issues additional shares of Common Stock in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     16. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the securities being offered hereby.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

     The following Plan of Operation contains forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this document.

     Our plan and focus during the next twelve months include the following,

     1.   Complete agreements for the hosting of the games.
     2.   Initiate the DVD reproduction of the games
     3. Begin to market and sell the advertising space within the games.

     The Company is considered to be in the development stage, as defined in the Statement of Financial Accounting Standards No. 7. The Company has been in the development stage since its inception. The Company has not had any recurring source of revenue, it has incurred operating losses since inception and at March 31, 2000 had an accumulated deficit of approximately $2,989,569.

     The development and marketing of new interactive video games is capital intensive. The Company has funded operations to date either from the sale of its common stock or through advances made by officers, directors or promoters. The Company has utilized funds obtained to date for organizational purposes and to complete certain research and development. The Company intends to conduct additional product research or development in the next twelve months, in order to prepare new additional games for manufacture and marketing. At the present time the Company has not engaged anyone to market its products. The Company has marketed the game and advertising concept directly. The Company has located manufacturers for the DVD reproduction of its games. As of June 13, 2000, the Company requires additional funding to continue its efforts and has therefore prepared this private placement in anticipation of raising additional capital.

     The Company does not intend to purchase a plant or to expend significant amounts for equipment in the next twelve months. The Company has executed employment and consulting agreements with its officers and directors.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its long-term cash requirements the Company will have to raise additional capital through revenues, the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

Operating Expenses:

     Operating expenses include those costs incurred for research, development and selling, general and administrative expenses and for the private placement of our Units. In addition the Company incurred certain expenses necessary to complete the necessary research and development associated with its games. Operating expenses totaling $2,990,639 have been incurred since inception. For the twelve-months ended March 31, 2000 the Company's operating expenses totaled $2,973,619 as compared to $17,020 for the period from inception September 10, 1998 through March 31, 1999. This increase of approximately $2,956,599 or 100% was primarily the result of researching the product and its marketability as well as establishing contacts and negotiating with potential technical support and contractors. Finally, approximately $283,484 of additional expense was incurred in 2000, and was primarily the result of the increase in the Company's general administrative activities.

Net Loss:

     Primarily as a result of the foregoing factors, the Company's net loss was $ 2,972,549 for the twelve months ending March 31, 2000 as compared with a net loss of $17,020 for the period from inception through March 31, 1999 This increase of approximately $2,955,529 or $0.54 per share resulted in a $0.55 loss per share for the twelve month period ended March 31, 2000.

Liquidity and Capital Resources

Financial Condition:

     During the twelve month period ended March 31, 2000, the Company used cash in operating activities of $1,120,823 as compared to $437 for the period ending March 31, 1999. This increase in the cash used in operating activities was primarily due to research and development activities and general and administrative expenses. As of March 31, 2000, the Company had a cash balance of $20,933 in cash and cash equivalents. For the period ending March 31, 2000, the Company had proceeds from financing activities of $1,359,343 and used cash for operating activities ($1,120,823), investing in furniture and equipment ($124,521) and acquiring long term receivables ($94,467).

     At March 31, 2000, the Company had a deferred tax asset of approximately $ 920,400. The Company does not believe that its present condition or past results makes it more likely than not that it will be able to realize the benefit of this deferred tax asset. As such a valuation allowance has been established equal to the net deferred tax asset.

     As of March 31, 2000, the Company had no recurring source of revenue, had incurred losses since inception and had a working capital deficiency. Primarily as a result of these factors, the Company's independent certified public accountants included an explanatory paragraph in their report on its financial statements for the period ended March 31, 2000, which expressed substantial doubt about the Company's ability to continue as a going concern. The Company believes that its ability to continue as a going concern and achieve profitability is highly dependent on a number of factors including, but not limited to its ability to market and distribute its products, obtain sufficient financing, and to secure an agreement with a manufacturer to produce in sufficient quantity and at a cost efficient price, its three games.

Impact of Year 2000

     The Year 2000 issue was the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software could have recognized a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Though the Company did not acquire any additional hardware or software technology in support of its services, any future acquisitions will most likely involve hardware or software which is relatively new. There is no risk associated with the equipment and or the software that may be purchased for the operations of the Company as all and any equipment and software is compliant with Year 2000.

     The Company believes that it has taken the steps necessary regarding Year 2000 compliance issues with respect to matters within its control, and to date, the Company has not experienced any Year 2000 issues. However, no assurance can be given that Year 2000 compliant issues will not have a material adverse effect on the Company's business, financial condition and results of operations in the future.

Impact of Recently Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Based on our current and planned future activities relative to derivative instruments, we believe that the adoption of SFAS No. 133 will not have a significant effect on our financial statements.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. This statement is effective for the Company in fiscal 1999. Comprehensive income generally represents all changes in stockholders' equity except those resulting from transactions by stockholders. There was no impact to the Company as a result of the adoption of SFAS No. 130, as there were no differences between net loss and comprehensive loss available to common stockholders.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires publicly held companies to report financial and other information about key revenue-producing segments of the entity for which such information is available and is utilized by the chief operating decision maker. Specific information to be reported for individual segments includes profit or loss, certain revenue and expense items and total assets. A reconciliation of segment financial information to amounts reported in the consolidated financial statements is also to be provided. SFAS No. 131 is effective for the Company in fiscal year 1999. The Company has adopted this statement and identifies its operations based on business activities and management responsibility. For the reported periods, the Company did not have reportable business segments under SFAS 131.


ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company does not own any real property.

     The Company's Registered Office is located at 1901 Red Fox, Austin, Texas 78734.The Company's current business offices are located at 1902G - 11th Street Southeast, Calgary, Alberta, Canada T2G 3G2. The Company's telephone number is (403) 537-5715. The Company leases the foregoing offices from THEM Property Management Ltd pursuant to a written sub-lease for the term of 45 months. The lease began on November 1, 1999 and terminates on July 31, 2003. The monthly lease payment is for base rent is $2,214 until July 31, 2000 and increases to $2,530 for the remainder of the lease.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

                                                            Percentage
Name and address    Number of                               Of Share
of owner            Share     Position                      Owned

Peter Leeuwerke     1,900,000 President, CEO and a          12.16%
852 Edgemont Rd. NW           member of the Board
Calgary, Alberta              of Directors
Canada T3A 2J2

William Buterman    1,900,000 Chief Operations Officer      12.16%
87 Millrise Way SW            and a member of the
Calgary, Alberta              Board of Director
Canada T2Y 2M7

Jamil Kanany          244,000 Secretary/Treasurer and        1.56%
19 Edgebrooke                 Chief Financial Officer
 Circle NW
Calgary, Alberta
Canada T3A 5A2

All Officers and
Directors as a Group
(Three Person)      4,044,000                               25.88%

Don Robertson       1,589,674                               10.17%
150 Eagle Ridge Dr. SW
Calgary, Alberta
Canada T2V 2V4

John Jackman          875,033                                5.60%
Suite 10
110 - 10A Street NW
Calgary, Alberta
Canada T2N 4T2 875,033

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Executive Officers and Directors of the Company, and further information about them are as follows:

Name                     Age       Position

Peter Leeuwerke          44        President and Director

William Buterman         45        Chief Operation Officer and Director

Jamil Kanany             46        Secretary/Treasurer and Chief
                                   Financial Offficer

     The following are the current officers and directors of the Company and will hold their offices until the next annual meeting of shareholders or until such time as they resign, which ever shall occur first. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

     There are no family relationships among the officers and directors of the Company, nor are there any arrangements or understandings between any officers and directors and any other person pursuant to which the officers and directors have been or will be elected to their respective positions.

Peter Leeuwerke - President, Chief Executive Officer and a Member of the Board of Directors.

     Since March 2000, Mr. Leeuwerke has been President and Chief Executive Officer and a member of the board of Directors of the Company. Since May 1999, Mr. Leeuwerke has been President and Chief Executive Officer of TMC and Tsunami Alberta. From December 1995 to May 1999, Mr. Leeuwerke was General Manager of Virtual Universe Ltd., a Internet communications company with its principal place of business in Calgary, Alberta. From 1991 to 1995, Mr. Leeuwerke was President/CEO of Automated Retail Solutions, Inc. (ARS) with its principal place of business in Edmonton, Alberta. ARS designed and sold accounting, inventory management, and communications software to the automotive industry within Canada. From 1988 to 1991, Mr. Leeuwerke held a position as a sales person with MAI Canada with its principal business in Edmonton, Alberta. Mr. Leeuwerke sold municipal accounting systems. From 1984 to 1989, Mr. Leeuwerke was a business consultant working with independent business people with respect to marketing their products and services within the real-estate business.

William J. Buterman - Chief Operations Officer and a member of the Board of Directors.

     Since, March 2000, Mr. Buterman has been Chief Operations Officer and a member of the Board of Directors of the Company. Since May 1999, Mr. Buterman has been Chief Operations Officer and a member of the Board of Directors of TMC and Tsunami Alberta. From April 1998 to April 1999, Mr. Buterman was an independent consultant specializing in Finance and Venture Capital Funding. From October 1996 to April 1998, Mr. Buterman was Director of Finance (Consulting Position) of Applied Gaming Solutions of Canada, Inc., a Gamming corporation with its principal place of business located in Calgary, Canada. Applied Gaming Solutions is engaged in the business of providing hardware and software lottery solutions to various countries such as Vietnam. From 1982 to 1996, Mr. Buterman was a partner in Inter Group Financial Consultants located in Edmonton, Alberta, which provided real estate related financial solutions to Residential and Commercial projects domestically and internationally.

Jamil Kanany - Secretary/Treasurer and Chief Financial Officer

     Since March 2000, Mr. Kanany has been Secretary/Treasurer, and Chief Financial Officer of the Company. Since July 1999, Mr. Kanany has been Chief Financial Officer of TMC and Tsunami Alberta. From September 1996 to June 1999, Mr. Kanany was Chief Financial Officer of Applied Gaming Solutions of Canada, Inc., a publicly-traded corporation with its principal place of business located in Alberta. Applied Gaming Solutions was engaged in the business of providing hardware and software solutions to the gaming industry. From February 1998 to January 1999, Mr. Kanany was Secretary/Treasurer of Quantum Data Supplies Ltd, a private corporation with its principal place of business located in Alberta. Quantum Data Supplies was engaged in the business of hardware distribution and technology services provider. From January 1995 to August 1996, Mr. Kanany was Manager of Accounting and Administration of Sunalta Energy, Inc., a publicly-traded corporation with its principal place of business located in Alberta. Sunalta Energy was engaged in the business of oil and gas exploration, development and marketing

Significant Employees and Associates

Daniel Horner - Director and Legal Counsel of TMC and Tsunami Alberta.

     Since May 1999, Mr. Horner has been Legal Counsel to and a member of the Board of Directors of TMC and Tsunami Alberta. Since August 1993, Mr. Horner has been an attorney licensed to practice law in the Province of Alberta. From August 1993 to 1996, Mr. Horner was an associate member of Code Hunter, Barristers and Solicitors and since September 1996, Mr. Horner has been associated with Scott Hall, Barristers and Solicitors. In January 2000, Mr. Horner became a partner of Scott Hall.

Jennifer Peers - Project Director.

     Since June 1999, Ms. Peers has been Project Director and a pivotal member of TMC and Tsunami Alberta. From May 1996 to February 1999, Ms. Peers was the Manager of Systems Projects with Quantum Data, a corporation with its principal place of business located in Calgary, Alberta. Quantum Data was engaged in the business of sales and supplies of computer products. From July 1993 to May 1996 Mrs. Peers was a Senior Account Executive in the Major Accounts Division for The Xerox Company,
a corporation with a local branch of its multi-national corporation in Calgary, Alberta. Xerox was engaged in the business of marketing digital
and analog photocopiers and printers.   From 1986 to 1992 Mrs. Peers was
a Major Account Representative, Project Manager and Systems Analyst at Wang Canada Ltd., a corporation with a local branch of its multi-national corporation in Calgary, Alberta. Wang was engaged in the business of marketing business computer solutions.

     Some of the officers and directors are engaged in other business. As such, they will not be devoting time exclusively to the operation of the Company. The President expects to devote approximately 100% of his time to the operation of the Company and the Vice President and the Chief Financial Officer and Secretary/Treasurer each expect to devote approximately 100% of their time to the operation of the Company.

Promoters

     Ryan Corley and Louis J. Aloisio, former officers and directors of the Company are deemed promoters of the Company. Messrs. Corley and Aloisio resigned as officers and directors of the Company on March 5, 2000.


ITEM 6.   EXECUTIVE COMPENSATION.

     The following table sets forth the compensation paid by the Company from inception on September 10, 1999 through March 31, 2000, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

                                   Long-Term Compensation
               Annual Compensation Awards             Payouts
Names of                            Other  Restricted                   All
Executive                           Annual Securities                   Other
Officers and                Compen- Stock  Underlying           LTIP    Compen-
Principal      Year  Salary Bonus   sation Award(s)   Options/  Payouts sation
Position       Ended (US$)  (US$)   (US$)  (US$)      SARs (#)  (US$)   (US$)

Peter Leeuweke 2000 127,000 -0-     -0-    -0-        -0-       -0-     -0-
President      1999     -0- -0-     -0-    -0-        -0-       -0-     -0-
 and CEO       1998     -0- -0-     -0-    -0-        -0-       -0-     -0-

William
 Buterman      2000  43,000 -0-     -0-    -0-        -0-       -0-     -0-
COO            1999     -0- -0-     -0-    -0-        -0-       -0-     -0-
               1998     -0- -0-     -0-    -0-        -0-       -0-     -0-

Jamil Kanany   2000 112,000 -0-     -0-    -0-        -0-       -0-     -0-
Secretary/     1999     -0- -0-     -0-    -0-        -0-       -0-     -0-
 Treasurer     1998     -0- -0-     -0-    -0-        -0-       -0-     -0-
 and CEO

Ryan Corely    2000     -0- -0-     -0-    -0-        -0-       -0-     -0-
 CEO & CFO     1999     -0- -0-     -0-    -0-        -0-       -0-     -0-
 (Resigned)    1998     -0- -0-     -0-    -0-        -0-       -0-     -0-

Louis Aloisio  2000     -0- -0-     -0-    -0-        -0-       -0-     -0-
President      1999     -0- -0-     -0-    -0-        -0-       -0-     -0-
(Resigned)     1998     -0- -0-     -0-    -0-        -0-       -0-     -0-


     The Company anticipates paying the following salaries in 2001, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Peter Leeuwerke     President                     2001      $ 150,000
William Buterman    Chief Operating Officer       2001      $ 150,000
Jamil Kanany        Secretary/Treasurer and
                    Chief Financial Officer       2001      $     -0-

     The Company has adopted a non-qualified incentive stock option plan, however, no options have granted as of the date hereof. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Option/SAR Grants.

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                                Number of
                                Securities
                    Number of   Underlying
                    Securities  Options/SARs
                    Underlying  Granted     Exercise   Number
                    Options     During      of Base    of
                    SARs        Last 12     Price      Options    Expiration
Name                Granted     Months [1]  ($/Sh)     Exercised  Date

Peter Leeuwerke     200,000     200,000     $ 1.00     -0-        05/04/2002
William Buterman    200,000     200,000     $ 1.00     -0-        05/04/2002
Jamil Kanany         50,000      50,000     $ 1.00     -0-        06/27/2001

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Employment/Consultant Agreements.

     On May 5, 1999 TMC entered into an Executive Employment Agreement with Peter Leeuwerke, wherein Peter Leeuwerke was retained as the President of TMC for an indefinite period. The agreement provides for the payment of $11,000 per month for the first year ending March 31, 2000 and $12,500 for the next fiscal year, bonuses and the issuance of an option to acquire up to 200,000 restricted shares of the Company's common stock at an exercise price of $1.00 per share. The option expires on May 4, 2002.

     On May 5, 1999, TMC entered into an Executive Employment Agreement with William Buterman, in the capacity of Chief Operations Officer. The agreement provides for the payment of $10,000 per month for the first year ending March 31, 2000 and $12,500 per month for the next fiscal year, bonuses and the issuance of an option to acquire up to 200,000 restricted shares of the Company's common stock at an exercise price of $1.00 per share. The option expires on May 4, 2002.

Compensation of Directors.

     Directors do not receive any compensation for serving as members of the Board of Directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On October 31, 1998, the Company issued 1,647,000 shares of Common Stock to 45 persons in consideration of $823.50. The shares were issued pursuant to Reg. 504 of the Securities Act of 1933. The foregoing shares were issued without restriction and are not deemed "restricted securities." Of the foregoing, shares were issued to officers and directors of the Company, as well.

     On February 14, 2000, the Company acquired 13,003,513 shares of Common Stock of Tsunami Media Corporation, a Delaware corporation ("TMC") in exchange for 13,003,513 restricted shares of the Company's common stock. The aforementioned 13,003,513 shares of Common Stock constituted 100% of the total outstanding shares of TMC.

     On May 5, 1999, TMC entered into an Executive Employment Agreement with Peter Leeuwerke, wherein Peter Leeuwerke was retained as the President of TMC for an indefinite period. The agreement provides for the payment of $11,000 per month for the first year ending March 31, 2000 and $12,500 for the next fiscal year, bonuses and the issuance of an option to acquire up to 200,000 restricted shares of the Company's common stock at an exercise price of $1.00 per share. The option expires on May 4, 2002.

     On May 5, 1999, TMC entered into an Executive Employment Agreement with William Buterman, in the capacity of Chief Operations Officer. The agreement provides for the payment of $10,000 per month for the first year ending March 31, 2000 and $12,500 per month for the next fiscal year, bonuses and the issuance of an option to acquire up to 200,000 restricted shares of the Company's common stock at an exercise price of $1.00 per share. The option expires on May 4, 2002.

     On May 31, 1999, the Company's wholly owned subsidiary corporation, Tsunami Media Corporation, a Delaware corporation, agreed to pay Sports Active Television Network, Inc. ("SAT") a royalty of $0.10 for each copy of certain software sold by the Company. Any royalties earned by SAT will be offset against a debt owed by SAT to the Company. As of March 31, 2000, the Company has not sold any software and accordingly the receivable due the Company from SAT has not been reduced.

      On June 9, 1999, the Company purchased from an unrelated entity, a note receivable from Sport Active Television Network, Inc. in the amount of $412,655. The purchase price for the loan and security was $60,729 and 200,000 shares of common stock.

      On December 14, 1999, the Company purchased from an unrelated entity, trade debts of Sport Active Television Network, Inc. in the amount of approximately $1,405,145. The purchase price for the trade debt was $33,738 and 200,000 shares of common stock.

      During the year ended March 31, 2000, the Company purchased from various individuals and companies, debentures receivable from Sport Active Television Network, Inc. in the amount of $1,631,361. The debentures were purchased by issuing one share of common stock for every $1.72 of principal value of each respective debenture or 948,800 shares of common stock.

     The law firm of Scott Hall provides legal services to the Company. Mr. Daniel Horner, Legal Counsel for the Company, TMC and Tsunami Alberta is a member of the law firm of Scott Hall. As at March 31, 2000, the Company was indebted to the law firm of Scott Hall in the amount of $23,377. Through March 31, 2000, the Company has paid Scott Hall $15,490.

ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, there fore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

     As of June 15, 2000, the Company has 95 shareholders of record.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     On October 31, 1998, the Company issued 1,647,000 shares of Common Stock to 45 persons in consideration of $823.50 . The shares were issued pursuant to Reg. 504 of the Act.

     On February 14, 2000, the Company acquired 13,003,513 shares of Common Stock of Tsunami Media Corporation, a Delaware corporation ("TMC") in exchange for 13,003,513 restricted shares of the Company's common stock. The foregoing shares were issued pursuant to Section 4(2) of the Act.

     On May 5, 1999 TMC entered into an Executive Employment Agreement with Peter Leeuwerke, wherein Peter Leeuwerke was retained as the President of TMC for an indefinite period. The agreement provides for the payment of $11,000 per month for the first year ending March 31, 2000 and $12,500 for the next fiscal year, bonuses and the issuance of an option to acquire up to 200,000 restricted shares of the Company's common stock at an exercise price of $1.00 per share. The option expires on May 4, 2002.

     On May 5, 1999, TMC entered into an Executive Employment Agreement with William Buterman, in the capacity of Chief Operations Officer. The agreement provides for the payment of $10,000 per month for the first year ending March 31, 2000 and $12,500 per month for the next fiscal year, bonuses and the issuance of an option to acquire up to 200,000 restricted shares of the Company's common stock at an exercise price of $1.00 per share. The option expires on May 4, 2002.

      On June 9, 1999, the Company purchased from an unrelated entity, a note receivable from Sport Active Television Network, Inc. in the amount of $412,655. The purchase price for the loan and security was $60,729 and 200,000 shares of common stock. The shares were issued pursuant to
Section 4(2) of the Act.

      On December 14, 1999, the Company purchased from an unrelated entity, trade debts of Sport Active Television Network, Inc. in the amount of approximately $1,405,145. The purchase price for the trade debt was $33,738 and 200,000 shares of common stock. The shares were issued pursuant to Section 4(2) of the Act.

      During the year ended March 31, 2000, the Company purchased from various individuals and companies, debentures receivable from Sport Active Television Network, Inc. in the amount of $1,631,361. The debentures were purchased by issuing one share of common stock for every $1.72 of principal value of each respective debenture or 948,800 shares of common stock. The shares were issued pursuant to Section 4(2) of the Act.


ITEM 11.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company currently consists of 100,000,000 shares of Common Stock, $0.0005 par value per share. As of May 25, 2000, 15,627,313 shares of Common Stock were issued and outstanding. Of the 15,627,313 shares presently outstanding, 13,952,313 are restricted securities and may only be resold in compliance with Reg. 144 of the Securities Act of 1933 (the "Act").

     In general, under Reg. 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

     All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The Company's transfer agent is Pacific Stock Transfer Company, 5844 Pecos Road, Suite D, Las Vegas, Nevada 89120 and its telephone number is
(702) 361-3033.

Rights of Shareholders

     Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The Shares of Common Stock, when issued, will be fully paid and non-assessable.

     There are no outstanding options, warrants or rights to purchase shares of the Company's Common Stock, other than as disclosed below.

Redeemable Warrants

     The Company is currently offering for sale up to 1,200,000 Units. The offering is being made pursuant to Reg. 506 of the Securities Act of
1933.   Each Unit consists of one share of common stock and one
Redeemable Unit at an offering price of $4.00 per Unit.

     Each Redeemable Warrant entitles the holder to purchase one share of common stock for $6.00. The number and kind of securities for which the Redeemable Warrants are exercisable is subject to adjustment in certain events, such as mergers, stock splits, stock dividends, recapitalizations and the like. Rights to purchase shares of Common Stock pursuant to a Redeemable Warrant will be forfeited unless exercised prior to March 31, 2002 or prior to the redemption. Holders of Redeemable Warrants will not have any of the rights or privileges of shareholders of the Company prior to the exercise of the Redeemable Warrants.

     Unexercised Warrants may be redeemed by the Company at any time upon thirty (30) days written notice for a price of $3.00 per Redeemable Warrant. If the Redeemable Warrant is not exercised during said period, the payment aforesaid will be made to the Redeemable Warrant holder and the Redeemable Warrant will terminate.

     The Redeemable Warrants may be exercised by surrendering the Redeemable Warrant certificate, together with appropriate instructions, duly executed by the holder or its authorized attorney, at the office of the Transfer Agent, accompanied by payment of full purchase price for the Redeemable Warrants being exercised. Payment of the purchase price must be in U.S. funds (by check, cash or bank draft) payable to the order of the Company. Common stock certificates will be issued as soon as practicable after the exercise and payment of the purchase price.

     The exercise of the Redeemable Warrant is subject to the availability of an exemption from registration in the jurisdiction where the holder resides. If no exemption from registration is available, the Redeemable Warrant may not be exercised and will expire. No allowance will be made to the holder of the Redeemable Warrant if such should occur.

     The Redeemable Warrants will be issued subject to the terms and conditions of a Warrant Agreement between the Company and the Warrant Agent, Pacific Stock Transfer Company.

Options

     There are currently issued and outstanding options to acquire up to 1,144,000 Shares of Common Stock. The options are exercisable at prices ranging from $0.50 to $8.00 for periods ranging up to two years. If all of the options are exercised, the Company will receive $1,883,900. As of the date hereof, no options have been exercised and there is no assurance that any options will ever be exercised. The foregoing number includes options held by the Company's officers and directors. See "Executive Compensation."


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Texas Revised Statutes and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.


ITEM 13.  FINANCIAL STATEMENTS.

     Financial Statements begin on following page.


                      TSUNAMI MEDIA CORPORATION
                          AND SUBSIDIARIES
                    (A Development Stage Company)

           INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                 Page

INDEPENDENT AUDITOR'S REPORT  .    .    .    .    .    .    .    F-1

FINANCIAL HIGHLIGHTS

Consolidated Balance Sheets   .    .    .    .    .    .    .    F-2

Consolidated Statements of Loss    .    .    .    .    .    .    F-3

Consolidated Statements of Changes in Stockholders' Equity  .    F-4

Consolidated Statements of Cash Flow    .    .    .    .    .    F-5

Notes to the Consolidated Financial Statements    .    .    .    F-7

                    INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Tsunami Media Corporation
Austin, Texas


We have audited the accompanying consolidated balance sheets of Tsunami Media Corporation and Subsidiaries (a development stage company) (Company) as of March 31, 2000 and 1999, and the related consolidated statements of loss, changes in stockholders' equity and cash flow for the year ended March 31, 2000, and the period from inception (September 10, 1998) to March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tsunami Media Corporation and Subsidiaries as of March 31, 2000 and 1999, and the results of its operations and its cash flow for the year ended March 31, 2000, and the period from inception (September 10, 1998) to March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred net losses of $2,972,549 for the year ended March 31, 2000, and $17,020 for the period from inception (September 10, 1998) to March 31, 1999, respectively, and had negative working capital at March 31, 2000. These factors, among others, as discussed in Note 1 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note
1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Brown, Graham & Company
Georgetown, Texas
April 15, 2000

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED BALANCE SHEETS
                       MARCH 31, 2000 AND 1999


ASSETS
                                             2000           1999
                                             ------------   ---------
Current assets:
 Cash and cash equivalents                   $     20,933   $   1,401
 Accounts receivable                               34,211          -
 Prepaid expenses                                  14,301          -
                                             ------------   ---------
     Total current assets                          69,445       1,401

Property and equipment, net of
 accumulated depreciation of $14,877
 and $0, respectively (Note 2)                    109,644          -

Long-term receivables (Note 3)                    768,867          -
                                             ------------   ---------
Total assets                                 $    947,956   $   1,401
                                             ============   =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable - trade                    $    883,331   $  16,583
 Accrued expenses                                   1,613          -
 Deposits for purchase of common stock             35,690          -
                                             ------------   ---------
     Total current liabilities                    920,634      16,583
                                             ------------   ---------
Stockholders' equity (Note 7 and 8):
 Common stock; par value $.0005 per share;
  100,000,000 shares authorized; 15,627,313
  and 1,675,000 shares issued and outstanding,
  respectively                                      7,814         838
 Subscription receivable for common stock         (18,515)         -
 Additional paid in capital                     3,027,592       1,000
 Deficit accumulated during the
  development stage                            (2,989,569)    (17,020)
                                             ------------   ---------
Total stockholders' equity                         27,322     (15,182)
                                             ------------   ---------
Total liabilities and stockholders' equity   $    947,956   $   1,401
                                             ============   =========




   The accompanying notes are an integral part of these financial statements.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
                   CONSOLIDATED STATEMENTS OF LOSS
          YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD FROM
          INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

                                                       Cumulative
                                                       During the
                                                       Development
                         2000           1999           Stage

Revenue                  $      1,070   $      -       $      1,070
                         ------------   ---------      ------------
Expenses:
 Selling, general and
  administrative expense      283,484      17,020           300,504
 Research and development
  expense                   2,690,135          -          2,690,135
                         ------------   ---------      ------------
Total selling, general and
 administrative expense     2,973,619      17,020         2,990,639
                         ------------   ---------      ------------
Loss before income tax     (2,972,549)    (17,020)       (2,989,569)

Income tax                         -           -                 -
                         ------------   ---------      ------------
Net loss                 $ (2,972,549)  $ (17,020)     $ (2,989,569)
                         ============   =========      ============
Basic and diluted loss
 per common share        $      (0.55)  $   (0.01)     $      (0.55)
                         ============   =========      ============
Weighted average common
 shares outstanding, basic
 and diluted                5,419,140   1,647,000         5,419,140
                         ============   =========      ============












   The accompanying notes are an integral part of these financial statements.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD FROM
          INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

                                                     Deficit
                                                     Accumulated  Total
                      Common Stock      Additional   During the   Stock-
                               Par      Paid-In      Development  holders'
                    Shares     Value    Capital      Stage        Equity

Common stock issued:
 Founders stock     1,675,000  $   838  $    1,000  $         -   $      1,838

 Net loss                  -        -           -        (17,020)      (17,020)
                    ---------  -------  ----------  ------------  ------------
Balance at
 March 31, 1999     1,675,000      838       1,000       (17,020)      (15,182)

Stock options
 issued for
 services                  -        -       12,000            -         12,000

Common stock issued:
 Cash               5,603,513    2,802   1,339,366            -      1,342,168
 Founders stock     5,000,000    2,500       2,500            -          5,000
 Purchase of
  assets            3,348,800    1,674   1,672,726            -      1,674,400
 Stock
  subscriptions
  receivable               -        -      (18,515)           -        (18,515)
 Net loss                  -        -           -     (2,972,549)   (2,972,549)
                    ---------  -------  ----------   -----------   -----------
Balance at
 March 31, 2000    15,627,313  $ 7,814  $ 3,009,077  $(2,989,569)  $    27,322
                   ==========  =======  ===========  ===========   ===========










   The accompanying notes are an integral part of these financial statements

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF CASH FLOW
          YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD FROM
          INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

                                                       Cumulative
                                                       During the
                                                       Development
                         2000           1999           Stage
Cash flow from operating
 activities:
 Net loss                $ (2,972,549)  $ (17,020)     $ (2,989,569)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Common stock issued
  for research and
  development               1,000,000          -          1,000,000
 Common stock issued
  for services                  5,000          -              5,000
 Stock options issued
  for services                 12,000          -             12,000
 Depreciation and
  amortization                 14,877          -             14,877
 (Increase) decrease in:
  Prepaid expenses            (14,301)         -            (14,301)
  Accounts receivable         (34,211)         -            (34,211)
 Increase (decrease) in:
  Accounts payable            866,748      16,583           883,331
  Accrued liabilities           1,613          -              1,613
                         ------------   ---------      ------------
Total adjustments           1,851,726      16,583         1,868,309
                         ------------   ---------      ------------
Net cash used by
 operating activities      (1,120,823)       (437)       (1,121,260)
                         ------------   ---------      ------------
Cash flow from investing
 activities:
 Purchase of property and
  equipment                  (124,521)         -           (124,521)
 Cash advances for long-
  term receivables            (94,467)         -            (94,467)
                         ------------   ---------      ------------
Net cash used for
 investing activities        (218,988)         -           (218,988)
                         ------------   ---------      ------------
   The accompanying notes are an integral part of these financial statements.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
          CONSOLIDATED STATEMENTS OF CASH FLOW - CONTINUED
          YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD FROM
          INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

                                                            Cumulative
                                                            During the
                                                            Development
                                   2000           1999      Stage

Cash flow from financing
 activities:
 Proceeds from issuance
  of common stock                    1,359,343      1,838     1,361,181
                                   -----------    -------   -----------
Net increase in cash and
 cash equivalents                       19,532      1,401        20,933

Cash and equivalents,
 beginning of period                     1,401         -             -
                                   -----------    -------   -----------
Cash and equivalents,
 end of period                     $    20,933    $ 1,401   $    20,933
                                   ===========    =======   ===========

Supplemental disclosures of
 non-cash transactions:

Stock options issued for services  $    12,000    $     -   $    12,000

Common stock issued for assets
 or services                       $ 1,679,400    $     -   $ 1,679,400














   The accompanying notes are an integral part of these financial statements.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company:
Tsunami Media Corporation and Subsidiaries (the Company) delivers full motion video advertising via the Internet to demographically targeted consumers. The Company intends to use its interactive web enabled entertainment and sports titles to deliver streaming video commercials using DVD technology to targeted viewers based on their demographic profile. The Company adds value by being able to provide immediate feedback and interaction from the viewers for the advertiser's marketing applications. This is accomplished through the use of technology developed by the Company called the PATT TM server (Profile Advertising Tracking Tool). This is the concept of "Single Casting" direct one on one marketing.

Tsunami Media Corporation ("TMDel") was incorporated on May 27, 1999, in the State of Delaware. TMDel was formed to conduct business in the Internet advertising industry. During 1999, TMDel purchased 821506 Alberta, Ltd. which was registered on March 8, 1999, in the providence of Alberta, Canada, and changed its name on May 1, 1999 to Tsunami Media Corporation.

Through a stock exchange agreement dated February 22, 2000, between the common stock shareholders of TMDel and the shareholders of Gatsby's Coffee Company which was incorporated in the state of Texas on September 10, 1998, the shareholders of TMDel exchanged their shares of common stock of TMDel for common shares of Gatsby's Coffee Company. This resulted in Gatsby's Coffee Company owning 100% of the outstanding stock of TMDel. The business objectives of TMDel became the business objectives of Gatsby's Coffee Company and was renamed Tsunami Media Corporation ("Tsunami"). The transaction was accounted for as a recapitalization.

Basis of presentation:
The accompanying consolidated financial statements include the financial statements of Tsunami Media Corporation (Texas) and subsidiaries, Tsunami Media Corporation (Delaware) and Tsunami Media Corporation (Alberta).
All intercompany transactions between Tsunami and its subsidiaries have been eliminated upon consolidation.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Basis of accounting:
The Company's financial statements have been presented on the basis that the Company is a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage and has not generated a profit as of March 31, 2000. Realization of a major portion of the assets is dependant upon the Company's ability to meet its future financing requirements, and the success of future operations.

Management believes that a proposed private placement of $4,000,000 will provide funds to complete the production and distribution of existing software products and working capital to continue in existence.

Income taxes:
Income taxes are provided based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. A valuation allowance is recorded against deferred tax assets as management does not believe the Company has met the "more likely than not" realization standard imposed by SFAS No. 109 to allow recognition of such an asset.

Use of estimates:
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Fair value of financial instruments:
The Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, are carried at cost which approximates their fair value. The carrying value of the Company's operating lease is estimated to approximate prevailing market rates, and in the opinion of management does not require adjustment.

Cash and cash equivalents:
The Company considers all highly liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company places its cash investments in high credit quality instruments.
       33         TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
Property and equipment:
Property and equipment are stated at cost. The Company has a policy of capitalizing asset acquisition costs. Costs incurred in the enhancement and development of such assets are also capitalized for purposes of aggregating total costs of the assets. When the assets are placed in service, these assets are depreciated or amortized over their estimated useful lives, generally ranging from three to five years.

Advertising costs:
Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Foreign currency translation:
The Company reports in US currency. Certain transactions are undertaken in Canadian currency which does not exchange at par with the US currency. As a result, assets and liabilities and revenues and expenses are translated at exchange rates, on average, prevailing at the transaction date. Gains or losses resulting from the translations are included in the statement of operations.

Revenue recognition:
Revenue from sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectibility is reasonably assured. The Company warrants products against defects, has a policy concerning the return of products and will accrue the cost of warranting these products as the items are shipped.

Research and development:
Research and development expenses relate primarily to the purchase of software and the technological development and enhancement of the Company's software products. Research and development costs are charged to expense as incurred.

Recent accounting pronouncements:
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. This statement is effective for the Company in fiscal 1999. Comprehensive income generally represents all changes in stockholders' equity except those resulting from transactions by stockholders. There was no impact to the Company as a result of the adoption of SFAS No. 130, as there were no differences between net loss and comprehensive loss available to common stockholders for the year ended March 31, 2000.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires publicly held companies to report financial and other information about key revenue-producing segments of the entity for which such information is available and is utilized by the chief operating decision maker. Specific information to be reported for individual segments includes profit or loss, certain revenue and expense items and total assets. A reconciliation of segment financial information to amounts reported in the consolidated financial statements is also to be provided. SFAS No. 131 is effective for the Company in fiscal year 1999. The Company has adopted this statement and identifies its operations based on business activities and management responsibility. For the reported periods, the Company did not have reportable business segments under SFAS 131.

In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This SAB summarizes certain of the Staff's views in applying generally accepted accounting principles, to revenue recognition in financial statements. The Company's revenue recognition policy is in compliance with SAB 101.

In June 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires all start-up and organizational costs to be expensed as incurred. It also requires all remaining historically capitalized amounts of these costs existing at the date of adoption to be expensed and reported as the cumulative effect of a change in accounting principle. SOP 98-5 is effective for all fiscal years beginning after December 31, 1998. The Company believes that the adoption of SOP 98-5 on April 1, 1999, had no significant effect on its financial statements.

Patents and trademarks:
The Company has applied for patents and trademark registrations for its products and significant product creations, such as the PATT server, the Tsunami logo and name. Costs will be amortized over five years, once the applications have been successful.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 2 - PROPERTY AND EQUIPMENT

                                                  2000

          Computers                               $  45,755
          Leasehold improvements                     57,520
          Office furniture and equipment             21,246
                                                  ---------
          Total property and equipment, at cost     124,521
          Accumulated depreciation                   14,877
                                                  ---------
          Net property and equipment              $ 109,644
                                                  =========
NOTE 3 - LONG-TERM RECEIVABLES

Long-term receivables consist of the following:
 10% debentures from Sport Active                 $ 1,631,361
  Television Network, Inc., convertible
  into common stock at $0.50 per share,
  due October 31, 2002

 Note receivable from Sport Active Television         421,655
  network, Inc., dated October 22, 1996, with interest at Royal Bank of Canada prime rate plus 1.25% per annum

 Trade debt receivable from Sport Active            1,405,145
  Television Network, Inc., dated April 23, 1998
  with interest at 6.5% per annum
                                                  -----------
 Total long-term receivables                        3,449,161

 Discount to fair value of consideration
  given for purchase                               (2,680,294)
                                                  -----------
Long-term receivables                             $   768,867
                                                  ===========

The above debentures and notes receivables have accrued interest of approximately $1,123,500 from the date of the notes and will be reduced by royalties earned by Sport Active Television Network, Inc. as earned. (See below)

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 3 - LONG-TERM RECEIVABLES - CONTINUED

During the year ended March 31, 2000, the Company purchased from various individuals and companies, debentures receivable from Sport Active Television Network, Inc. in the amount of $1,631,361. The debentures were purchased by issuing one share of common stock for every $1.72 of principal value of each respective debenture or 948,800 shares of common stock.

On June 9, 1999, the Company purchased from an unrelated entity, a note receivable from Sport Active Television Network, Inc. in the amount of $412,655. The purchase price for the loan and security was $60,729 and 200,000 shares of common stock.

On December 14, 1999, the Company purchased from an unrelated entity, trade debts of Sport Active Television Network, Inc. in the amount of approximately $1,405,145. The purchase price for the trade debt was $33,738 and 200,000 shares of common stock.

The above issues of common stock for long-term receivables have been valued at $.50 per share of common stock issued, which is the price paid for a share of common stock in cash sales to third parties at approximately the same date of the purchase agreement.

In a letter agreement dated May 31, 1999, with Sport Active Television Network, Inc. (SAT), the Company has agreed to pay SAT a royalty of $.10 for each copy of game software sold by the Company to customers. Any royalties earned by SAT will be offset against the above receivables plus accrued interest until paid in full. As of March 31, 2000, the Company has not sold any software and has not reduced the receivables since no royalties have been earned.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the reporting period, the Company obtained services from a firm of which one of its directors is a partner. This firm provided legal services amounting to approximately $40,000.

The Company has entered into consulting agreements with officers of the Company. Certain of the agreements with the officers have an initial term of one year, automatically renewable for a further one year period. The agreements provide for severance in the event of termination without cause. The agreements also provide options to purchase common shares of the Company at an exercise price of $1.00 per share. As of the reporting date, no options have been exercised. (See Note 8)


             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 5 - LEASE COMMITMENTS

The Company has entered into a operating lease to rent office space for a period expiring July 31, 2003. Under this operating lease, the Company is required to pay minimum rents as follows:

               Year ended March 31:
                    2001                     $  23,357
                    2002                        20,583
                    2003                        20,583
                    2004                         6,861
                                             ---------
                                             $  71,384
                                             =========
NOTE 6 - INCOME TAX

Income tax is as follows:
                                             2000           1999

Income tax asset                             $ (914,600)    $ (5,800)
Valuation allowance                             914,600        5,800
                                             ----------     --------
Net income tax asset                         $       -      $     -
                                             ==========     ========

At March 31, 2000, the Company has a net operating loss (tax loss) carry forward of $920,400 that expires beginning in 2014. The net operating loss carryforward will be available to offset future taxable income, if any. Due to the uncertainty of the utilization of the net operating loss carryforward, a valuation allowance has been recorded as indicated above.

NOTE 7 - COMMON STOCK

During the year ended March 31, 2000, and period ended March 31, 1999, the Company issued 6,675,000 shares of common stock to officers and consultants as founders stock for cash. Based on the financial condition of the Company and the limited operations at the time the stock was issued, management estimates that the fair value of the Company's common stock approximates its par value at the date of issue.

On December 6, 1999, the Company entered into an agreement to purchase certain assets, primarily software and source codes and licensing rights, for $750,000 and 2,000,000 shares of common stock. The common stock was valued at $.50 per share, which is the price paid for a share of common stock at the approximate date of the asset purchase agreement. The cost of the assets in the amount of $1,750,000 has been charged to research and development expense in the accompanying consolidated statements of income.

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 7 - COMMON STOCK - CONTINUED

Also during the year ended March 31, 2000, the Company purchased debentures, a note receivable and trade debts (receivables) of Sport Active Television Network, Inc. for $94,467 and 1,348,800 shares of common stock (see Note 3). The common stock was valued at $.50 per share, which was the price paid for a share of common stock in cash sales to third parties at the approximate date of the purchase of the receivables. The cost of the receivables in the amount of $768,867 have been recorded as long-term receivables on the accompanying consolidated balance sheet.

NOTE 8 - STOCK OPTIONS

During the year ended March 31, 2000, the Company granted non-qualified options to consultants as follows:

                                                       Shares
                                                       Under
                                                       Option
Options outstanding at beginning of year                    -
Options granted                                        983,900
Options exercised                                           -
Options canceled                                            -
                                                       -------
Options outstanding at end of year                     983,900
                                                       =======

The following table summarizes the information about the stock options as of March 31, 2000:
                                        Weighted                  Weighted
                          Weighted      Average                   Average
                          Average       Exercise   Number         Exercise
Range of   Number         Remaining     Price      Number         Price
Exercise   Outstanding    Contractual   (Total     Exercisable    (Exercisable
Price      at March 31    Life years    shares)    at March 31    Shares)

$ 1.00      75,000        2.00          $ 1.00      75,000        $ 1.00
  0.50     200,000        2.00            0.50     200,000          0.50
  2.00     100,000        0.25            2.00          -             -
  4.00     100,000        0.25            4.00          -             -
  6.00      50,000        0.25            6.00      50,000          6.00
  8.00      50,000        0.25            8.00      50,000          8.00
  1.00     408,900        2.00            1.00     408,900          1.00
------     -------        ----          ------     -------        ------
$ 0.50 to
$ 8.00     983,900        1.47          $ 1.91     783,900        $ 1.64
======    =======         ====          ======     =======        ======

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
        FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999

NOTE 8 - STOCK OPTIONS - CONTINUED

The Company estimated the fair value of each stock option at the grant date by using the Black-Sholes option pricing model. Consulting fees in the amount of $12,000 has been recorded in the accompanying financial statements for options granted to consultants.

NOTE 9 - LOSS PER SHARE

SFAS No. 128 requires dual presentation of basic and diluted earnings per share (EPS) on the face of all income statements for all entities with complex capital structures. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The Company had no dilutive potential common stock at March 31, 2000 or 1999, and therefore, basic and diluted EPS are the same for both periods.

The following data details the amounts used in computing loss per share
(EPS) and the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                       Cumulative
                                                       During
                                                       Development
                         2000           1999           Stage

Loss available to common
 Stockholders used in
 basic EPS               $ (2,972,549)  $   (17,020)   $ (2,989,569)
                         ============   ===========    ============
Weighted average number
 of common shares in
 basic EPS                  5,419,140     1,647,000       5,419,140

Effect of dilutive securities:
 Options                           -             -               -
                         ------------   -----------    ------------
Weighted number of common
 shares and dilutive
 potential common stock
 used in diluted EPS        5,419,140     1,647,000       5,419,140
                         ============   ===========    ============

             TSUNAMI MEDIA CORPORATION AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD
         FROM INCEPTION (SEPTEMBER 10, 1998) TO MARCH 31, 1999
NOTE 9 - LOSS PER SHARE - CONTINUED

Options on 983,900 shares of common stock as of March 31, 2000, are not included in computing diluted EPS, since there is an incremental per share effect of zero under the treasury stock method required by FASB 128 "Earnings Per Share."

NOTE 10 - COMMITMENTS

During the year ended March 31, 2000, the Company acquired from Sport Active Television Network, Inc. (SAT) and Tsunami Media, Inc., licenses to compile, use, copy and modify certain software and to create and manufacture products and services. Additionally, the license agreement provides that the Company may sub-license any products and services that it creates using the technology under the licensing agreements. The license was acquired by the issuance of common stock, and a royalty fee (see Notes 3 and 7).

The Company has entered into several agreements with various companies for these companies to market and distribute gaming software produced by the Company. The agreements provide for royalties to be paid for the sale of various games.

The Company has entered into agreements to obtain consulting services. The agreements provide for monthly payments and are usually for a term of one year.

NOTE 11 - SUBSEQUENT EVENTS

The Company has commenced activities to register for sale $4,000,000 of equity units in the Company to finance the next step of its business plan. These units, priced at $4.00 each, consist of 2 common shares plus a warrant exercisable at $6.00 per share. The net proceeds are expected to be used for game development, payment for assets acquired, marketing and promotion, and working capital. This offering is targeted to have an initial closing on May 15, 2000.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures through the date of this Registration Statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  List of Financial Statements

     Independent Auditors' Report
     Balance Sheet
     Statement of Income
     Statement of Cash Flows
     Statement of Shareholders' Equity
     Notes to Financial Statements

b)   List of Exhibits.

Exhibit No.    Description

3.1 *          Articles of Incorporation.

3.2 *          Amended Articles of Incorporation

3.3 *          Bylaws.

4.1 *          Specimen Stock Certificate.

4.2 *          Specimen Warrant Certificate

10.1 *         Asset Purchase Agreement

10.2 *         Digital River Vendor Agreement

10.3 *         Registration Rights Agreement

27.1 *         Financial Data Schedule

99.1 *         Contract with Peter Leeuwerke

99.2 *         Contract with William Buterman

* Previously filed.









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                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Tsunami Media Corporation


                              BY:  /s/ Peter Leeuwerke
                                   Peter Leeuwerke, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB/A-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                              Date


/s/ Peter Leeuwerke
Peter Leeuwerke          President, Chief Executive Officer 07/24/00
                         and a member of the Board of Director


/s/ William Buterman
William Buterman         Chief Operations Officer and a     07/24/00
                         member of the Board of Directors


/s/ Jamil Kanany
Jamil Kanany             Secretary/Treasurer and Chief      07/24/00
                         Financial Officer